EXHIBIT 11



      COMPUTATION OF SHARES USED IN COMPUTING EARNINGS PER SHARE



                                           Year Ended December 31,
                                        1995        1994        1993
                                      ----------  ----------  ----------
Primary:

Weighted Average Shares Outstanding   43,058,000  39,954,000  38,588,000
Common Stock Equivalents                 950,000     781,000     867,000
                                      ----------  ----------  ----------
Shares Used                           44,008,000  40,735,000  39,455,000
                                      ==========  ==========  ==========


Weighted average shares outstanding include for all periods approximately 881,000 shares issued in 1995 in connection with the acquisition of Lincoln Holdings, Inc., accounted for as a pooling of interests.

Fully diluted earnings per share are essentially the same as primary earnings per share for all periods presented.